Filed by MacDonald, Dettwiler and Associates Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

Commission File No.: 001-34299

NEWS RELEASE

FOR IMMEDIATE RELEASE:

MDA to Acquire DigitalGlobe, Creating Industry Leader in End-to-End Space

Systems, Earth Imagery and Geospatial Solutions

Combination to Offer Enhanced, Value-Added Services to Commercial and Government Customers Worldwide

Creates Leading Provider of Satellites, Earth Imagery, Geospatial Data Solutions and Analytics

Expands Market Access, Increases Scale, and Diversifies Revenue and Customer Base

Transaction Expected to be Accretive to Operating Earnings per Share in 2018,

Anticipated to Deliver C$75-150M in Run-Rate Synergies by 2019

Provides DigitalGlobe Shareowners with Immediate Cash Value and Opportunity to

Participate in Upside Potential of Combined Company

SAN FRANCISCO and WESTMINSTER, Colo. – February 24, 2017 – MacDonald, Dettwiler and Associates Ltd. (“MDA”) (TSX: MDA), a global communications and information company providing technology solutions to commercial and government organizations worldwide, and DigitalGlobe, Inc. (“DigitalGlobe”) (NYSE: DGI), the global leader in Earth imagery and information about our changing planet, today announced they have entered into a definitive merger agreement, pursuant to which MDA will acquire DigitalGlobe for US$35.00 per share in a combination of cash and stock. The transaction values DigitalGlobe at an equity value of approximately C$3.1 billion (US$2.4 billion), and an enterprise value of C$4.7 billion (US$3.6 billion), including assumption of DigitalGlobe’s C$1.6 billion (US$1.2 billion) in net debt. The transaction has been unanimously approved by the boards of directors of both companies, and is expected to close in the second half of 2017.

Under the terms of the agreement, each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, representing a per share value of US$17.50 based on MDA’s unaffected closing share price of C$73.40 on the Toronto Stock Exchange (TSX) on February 16, 2017, the day prior to market speculation about a potential combination, and a C$/US$ exchange ratio of 0.7612. The total cash and stock per share value consideration represents an 18% premium based on DigitalGlobe’s unaffected closing stock price on the New York Stock Exchange (NYSE) on February 16, 2017.

The combination will bring together complementary space-related capabilities, creating a stronger company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given its ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. Together, the combination will leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company will lead in cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

As part of the transaction, MDA will apply to list its shares on the NYSE in addition to the TSX. Upon completion of the transaction, the combined Company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals. MDA undertook a corporate reorganization in 2016 that included the formation of SSL MDA Holdings, Inc. (“SSL MDA Holdings”), the U.S. Operating Company of MDA, under the guidance and approval of the U.S. Department of Defense (DoD). SSL MDA Holdings currently operates under a Security Control Agreement (SCA) with DoD, allowing it to pursue and execute U.S. Government programs that require security clearances.

“Today’s announcement creates a new company that will lead the industry, offering space systems and imaging solutions from inception to execution, able to make design decisions with our customer’s needs in mind,” said Howard L. Lance, president and chief executive officer of MDA. “This combination has the scale, resources and technology to serve the large and increasingly complex needs of government and commercial customers globally. By combining MDA and DigitalGlobe, we are significantly expanding our total addressable market by broadening both companies’ capabilities and facilitating future growth.”

Lance continued, “MDA remains fully committed to its enduring and valued partnership with the Canadian Government and our Canadian employees. This combination offers the opportunity to deliver future economic and job growth in both Canada and the United States, as we focus on driving sustainable revenue expansion from our investments and create value for all our stakeholders.”

Lance further stated, “The transaction is a major step forward in our previously announced U.S. Access Plan. We are committed to serving the U.S. Government as a mission-critical partner with an expanded portfolio of end-to-end solutions. DigitalGlobe will operate as a stand-alone division under SSL MDA Holdings, in the same way as SSL and MDA’s Canadian businesses.”

Jeffrey R. Tarr, president and chief executive officer of DigitalGlobe, said, “Following a thorough review of strategic alternatives, we believe that joining forces with MDA will enable us to deliver more value to our customers, expand opportunities for our team members and maximize value for shareowners. This compelling transaction will deliver immediate cash value to shareowners with further upside through ownership in the combined entity, position DigitalGlobe to reach its next phase of growth and provide greater opportunities for our team members by being part of a larger, more diversified company.”

Tarr continued, “Upon completing the transaction, DigitalGlobe will accelerate our vision of being the leading source of information about our changing planet. We look forward to working with the MDA team to ensure a seamless transition and to realize the potential of this exciting combination.”

COMPLEMENTARY CAPABILITIES AND UNMATCHED SERVICES

MDA is one of Canada’s leading technology companies, and has provided government and commercial customers with innovative space systems and solutions for decades. Since its founding more than 60 years ago in Palo Alto, Calif., MDA’s subsidiary company SSL (Space Systems Loral) has been the recognized global leader in communications satellite design and manufacturing. SSL’s global customers operate more than 85 communications satellites in geostationary orbit. SSL also produces small satellites for Earth observation and communications applications. In addition, SSL executes programs for NASA and other U.S. Government agencies, and was recently awarded two U.S. Government spacecraft program contracts for NASA, including Restore-L and Psyche. MDA Information Systems, based in Gaithersburg, Md. and Ypsilanti, Mich., is a leading provider of geospatial processing solutions and mission systems to U.S. Government and commercial customers. MDA in Canada is the leading supplier of radar satellites, geospatial services, integrated systems and robotics to the Canadian Department of National Defence (DND), the Canadian Space Agency (CSA) and commercial customers through its operations in Vancouver, Toronto, Montreal, Ottawa, and Halifax.

DigitalGlobe brings to the combined company the industry’s most sophisticated satellite imaging constellation, a 17-year time-lapse image library, a world-class ground infrastructure, and a growing ecosystem of geospatial content producers and consumers leveraging artificial intelligence and machine learning to address complex global problems at scale. DigitalGlobe recently acquired The Radiant Group, which dramatically expands its capabilities in advanced geospatial expertise and analytics. DigitalGlobe is a trusted mission partner to the U.S. Government and friendly foreign governments, serving customers in 90 countries around the globe and a diverse set of industry-leading commercial customers that rely on the highest quality imagery and advanced geospatial expertise to make decisions with confidence. The company is engaged in extending its industry lead through its investment in its next generation constellation, WorldView-Legion, and its partnership with KACST and TAQNIA Space to build a fleet of small satellites, SCOUT, which will allow the company to image the most rapidly changing places on Earth up to 40 times per day.

STRATEGIC AND FINANCIAL BENEFITS OF THE COMBINATION

The combination of MDA and DigitalGlobe’s technology offer attractive vertical integration benefits, including lower costs, increased speed-to-market and enhanced analytics capabilities. Combining MDA’s leadership in satellite design and manufacturing, radar capabilities, ground systems and systems engineering with DigitalGlobe’s world-leading constellation, archive, platform and advanced geospatial expertise and analytics will drive value and open channels for growth in adjacent markets. MDA’s industry-leading technology in large and small satellites and ground stations will enhance DigitalGlobe’s future constellations, positioning the combined company to extend its lead in the collection, dissemination and analysis of commercial Earth imagery collected with unrivaled resolution, accuracy, revisit and refresh of the most rapidly changing places on the planet.

The transaction is expected to be accretive to MDA’s Operating EPS in 2018 and the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019. Revenue synergies include accelerating SSL’s penetration into U.S. Government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards. Cost synergies include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging SSL’s manufacturing capabilities for future Earth observation satellite constellations, and the operational benefits of increased scale.

LEADERSHIP STRUCTURE

Mr. Lance, president and chief executive officer of MDA and president and chief executive officer of SSL MDA Holdings, will lead the combined company. Mr. Lance’s extensive experience in the global aerospace, defense and security markets will help guide and inform the transition and will position the combined company to capture growing demand for end-to-end space systems solutions.

The DigitalGlobe name, brand and headquarters in Westminster will be maintained. In addition, three of DigitalGlobe’s current directors will be appointed to the MDA Board of Directors. The combined company will have approximately 4,600 employees in the United States and will continue to employ more than 1,800 in Canada.

APPROVALS

The transaction is subject to customary closing conditions, including required regulatory approvals, as well as approval by both MDA and DigitalGlobe shareholders. MDA and DigitalGlobe will continue to operate as separate companies until the closing of the transaction.

ADVISORS

BofA Merrill Lynch is serving as financial advisor, and Vinson & Elkins LLP and Stikeman Elliott LLP are serving as legal counsel, to MDA. RBC Capital Markets is serving as financial and capital markets advisor to MDA, and BMO Capital Markets provided a fairness opinion. Fully committed financing for the transaction is being provided by Royal Bank of Canada and BofA Merrill Lynch.

PJT Partners and Barclays are serving as financial advisors, and O’Melveny & Myers LLP is serving as legal counsel, to DigitalGlobe. PJT Partners and Barclays provided fairness opinions to DigitalGlobe.

INVESTOR AND MEDIA CONFERENCE CALL AND WEBCAST

Executives from MDA and DigitalGlobe will host a call for the investment community and media today at 5:30 AM Pacific time / 8:30 AM Eastern time to discuss the transaction. To access the conference call, please dial (855) 212-2368 in Canada and the United States, or +1 (315) 625-6886 from other countries, and reference conference ID # 74632653. A slide presentation and the live audio webcast will be available and archived on both companies’ websites.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s and DigitalGlobe’s managements’ expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This press release also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by MDA and DigitalGlobe, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although management of MDA and DigitalGlobe believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA and DigitalGlobe can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com, and in DigitalGlobe’s filings with the United States Securities and Exchange Commission, including Item 1A of DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2015.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA and DigitalGlobe disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 1570 – 200 Burrard Street, Vancouver, BC V6C 3L6. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at www.sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

ABOUT MDA

MDA (TSX: MDA), is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

MacDonald, Dettwiler and Associates Ltd. (MDA) common shares trade on the Toronto Stock Exchange under the symbol “MDA.”

ABOUT SSL MDA HOLDINGS

SSL MDA Holdings, Inc., based in San Francisco, CA, is a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. and serves as the operating company for all MDA businesses.

ABOUT DIGITALGLOBE

DigitalGlobe is a leading global provider of high-resolution Earth-imagery products and services sourced from our own advanced satellite constellation and third-party providers. Our imagery solutions support a wide variety of users in defense and intelligence, civil agencies, mapping and analysis, environmental monitoring, oil and gas exploration, infrastructure management, Internet portals, and navigation technology. Each day users depend on us to better understand our changing planet in order to save lives, resources and time.

MDA CONTACTS

Investor Relations

Marissa Poratto

MDA Investor Relations

(604) 331-2044

mporatto@mdalimited.ca

Media relations (Canada):

Wendy Keyzer

MDA Media Relations

(604) 231-2743

wendy@mdacorporation.com

Media relations (United States):

Trevor R. Martin

Abernathy MacGregor

(415) 926-7961

trm@abmac.com

DIGITALGLOBE CONTACTS

Investor Relations

Fred Graffam

DigitalGlobe, Inc.

(303) 684-1692

ir@digitalglobe.com

Media Relations

Turner Brinton

DigitalGlobe, Inc.

(303) 684-4545

turner.brinton@digitalglobe.com

Eric Brielmann / Scott Bisang / Matthew Gross

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449